Exhibit A
Part III, Item 11 – Executive Compensation – Our Compensation Philosophy

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Our Compensation Philosophy

The objective of the Company's executive compensation program is to enable us to recruit and retain highly qualified managerial talent by providing competitive levels of compensation in an increasingly competitive market for executive talent. We also seek to motivate our executives to achieve individual and business performance objectives by varying their compensation in accordance with the success of our business.

We believe compensation programs can drive the behavior of employees covered by the programs, and accordingly we seek to design our executive compensation program to align compensation with current and desired corporate performance and stockholder interests. Actual compensation in a given year will vary based on the Company's performance and on subjective appraisals of individual performance. In other words, actual compensation generally will reflect the Company's financial and operational performance.

We maintain competitive benefit programs for our employees, including our NEOs, with the objective of retaining their services. Our benefits reflect competitive practices at the time the benefit programs were implemented and, in some cases, reflect our desire to maintain similar benefits treatment for all employees in similar positions. To the extent possible, we structure these programs to deliver benefits in a manner that is tax efficient to both the recipient and the Company.

We seek to provide compensation that is competitive with the companies we believe are our peers and other likely competitors for executive talent. Competitive compensation is normally sufficient to attract executive talent to the Company. Competitive compensation also makes it less likely that executive talent will be lured away by higher compensation to perform a similar role with a similarly-sized competitor. We also believe that a significant portion of compensation for executives should be "at risk," meaning that the executives will receive a significant portion of their total compensation only to the extent the Company and the executive accomplish goals established by our Compensation Committee.

We frequently consult with Longnecker on the competitiveness of our executive compensation. In February 2013, Longnecker performed a formal peer group review on the compensation of our senior executives. That review looked at the following companies in our peer group:

Approach Resources Inc.	~~Gulport~~Gulfport Energy Corporation	Resolute Energy Corporation
Carrizo Oil & Gas, Inc.	Halcon Resources Corporation	Rex Energy Corporation
Comstock Resources, Inc.	Kodiak Oil & Gas Corp.	Rosetta Resources Inc.
EXCO Resources, Inc.	Northern Oil & Gas, Inc.	Swift Energy Company
Forest Oil Corporation	Oasis Petroleum Inc.	PDC Energy, Inc.
Goodrich Petroleum Corporation		

We generally have targeted direct cash compensation (salary and bonus) at or around the 50th percentile of our peer group and long-term incentive compensation at or around the 75th percentile of our peer group, for a total compensation package that falls between the 50th and 75th percentiles of our peer group. We believe this approach best serves our objectives described above.

Base Salary

Base salary is the foundation of total compensation. Base salary recognizes the job being performed and the value of that job in the competitive market. Base salary must be sufficient to attract and retain the talent necessary for our continued success and provides an element of compensation that is not at risk in order to avoid fluctuations in compensation that could distract the executives from the performance of their responsibilities.

Adjustments to base salary primarily reflect either changes or responses to changes in market data or increased experience and individual contribution of the employee. Working with Longnecker, we noted in 2010 that our base salaries were, in many cases, significantly below market. We have instituted salary increases each year to ensure that our overall compensation remains competitive, but continue to place more emphasis on incentive compensation because of its link to the creation of stockholder value.

Short-Term Incentives

For 2012 and prior years, our short-term incentive compensation program provided our executive officers the opportunity to receive a cash bonus of up to 50% of base salary based on specified performance metrics and an additional merit bonus at the discretion of the Compensation Committee. For 2013, the Compensation Committee suspended the metrics-based component of our short-term incentive program that was utilized in prior years in favor of full discretion for the Compensation Committee in awarding bonuses. In light of the change in the Company's independent auditor in 2013 and related late filing of the Company's 2012 Form 10-K, the Compensation Committee determined that 2013 bonuses for senior management should be considered on a case-by-case basis. Importantly, the award of a bonus should not be seen as "locked in" because of the achievement of a performance metric if the bonus is not deserved given overall performance. However, the Compensation Committee determined that the performance metrics adopted for 2012 would be considered as part of its analysis of the discretionary award of bonuses.

For 2012, the performance metrics were tied to increases in average daily production, increases in total proved reserves, reductions in lifting costs, reductions in recurring cash general and administrative expenses and, in the case of the Chief Executive Officer, the Company's stock price.

Our Compensation Committee awarded short-term incentives in the form of cash bonuses to certain employees, including our NEOs, in March, 2014, based on individual and Company performance in 2013. The Compensation Committee considered each NEO's contributions to the Company's financial and operational performance objectives, including the performance metrics described above. For each NEO, the Compensation Committee considered that:

- the Company's average daily production for the fourth quarter of 2013 increased by approximately 44% from the fourth quarter of 2012;

- the Company's total proved reserves at December 31, 2013 increased by approximately 23% from December 31, 2012, adjusted for the disposition of certain assets during 2013;

- the Company's lease operating expenses per Boe, or LOE/Boe, for the year ended December 31, 2013 increased by approximately 59% from the year ended December 31,

2012 and the increase related primarily to increased volume produced, increased percentage of production as NGL in the Appalachian Basis and higher Appalachian Basis gas transportation charges; and

- the Company's recurring cash general and administrative expenses per Boe for the fourth quarter of 2013 decreased by approximately 34% from the fourth quarter of 2012, but recurring cash general and administrative expenses per Boe for the year ended December 31, 2013 increased by approximately 11% from the year ended December 31, 2012.

For Mr. Evans, the Compensation Committee also considered the increase in the Company's stock price during 2013, as well as his ultimate responsibility, as Chief Executive Officer, for the overall performance of the Company.

The cash bonus for Mr. Daches included a sign-on bonus of $150,000 paid when he joined the Company. The cash bonus for Mr. Ormand was a one-time separation payment.

For 2014, the Compensation Committee intends to reinstitute a metrics-based component to the short-term incentive program following review of the program with the Company's compensation consultant.

Long-Term Incentives

Our Stock Incentive Plan, in which each of our executive officers, including each of our NEOs, and certain other employees participate, is designed to reward participants for sustained improvements in the Company's financial performance and increases in the value of our common stock over an extended period. Long-term incentives are a key component of the Company's overall compensation structure.

The Compensation Committee authorizes grants throughout the year depending upon the Company's activities during that time period. Grants can be made from a variety of award types authorized under our Stock Incentive Plan.

Currently, the vesting criteria for most awards is service based to ensure that our equity compensation awards have the effect of retaining our employees. In light of the Company's performance, the competitive environment and the skill of our employees, the Compensation Committee anticipates that future awards will primarily be in shares of restricted stock.

The number of stock options awarded to our NEOs during 2013 was not based on individual or Company performance. Rather, the awards were determined by the Compensation Committee to target the 75th percentile in long-term incentive compensation of our peer group. This is consistent with our approach described above of using long-term incentives more aggressively than direct cash compensation in comparison to our peers and using equity awards for retention purposes.

Change in Control Payments

In 2011, the Company approved a change in control program that provides the Company's executives with certain specified severance payments following a change in control of the Company, provided that the severance occurs either without cause or by the executive for good reason within 24 months following the change in control. The definition of what constitutes a change in control tracks the language of the Company's Stock Incentive Plan.

Immediately prior to a change in control, all outstanding equity awards will vest and any performance targets will be deemed to have been met at 100%. This occurs without regard to whether a termination of employment occurs.

For the 24 months following a change in control, an executive who is terminated without cause or who terminates employment for good reason will be entitled to the severance payments. Generally, senior executives, including the NEOs, would receive a severance payment equal to two times base salary plus two times targeted bonus and 24 months of continued medical coverage. The "targeted bonus" is defined as the highest of (1) the maximum bonus opportunity established by the Compensation Committee for the executive or, if the Compensation Committee has not established the executive's bonus opportunity for the year in which the executive's termination occurs, 100% of the executive's base salary, (2) the maximum bonus opportunity established by the Compensation Committee for the executive for the immediately preceding year or (3) the maximum bonus opportunity established by the Compensation Committee for the executive immediately prior to the change in control.

As a condition to receiving severance payments, an executive must sign a release and waiver of claims that includes non-disparagement and confidentiality provisions. In most circumstances, the executive will, by statute, have 21 days to consider the release and seven days following execution of the release where the executive can revoke it. The executive will receive health coverage during this consideration period even if the executive does not ultimately execute the release.

Severance benefits paid to an executive will be reduced to the extent necessary to avoid the imposition of any excise tax associated with parachute payments.

In developing the change in control program, the Compensation Committee engaged the services of Longnecker as compensation consultants. As part of their analysis, Longnecker used the following peer group of companies for benchmarking purposes:

Oasis Petroleum Inc.	Comstock Resources, Inc.	Penn Virginia Corporation
Swift Energy Company	Kodiak Oil & Gas Corp.	GeoResources, Inc.
Stone Energy Corporation	Northern Oil & Gas, Inc.	Rex Energy Corporation
Carrizo Oil & Gas, Inc.	Resolute Energy Corporation	Endeavour International Corporation
Gulfport Energy Corporation	Goodrich Petroleum Corporation	GMX Resources, Inc.

Exhibit B
Part I, Item 1 – Business – Reserves

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Reserves

Our oil and natural gas properties are primarily located in (i) the Appalachian Basin in West Virginia, Ohio and Kentucky, with substantial acreage in the Marcellus Shale and Utica Shale areas in West Virginia and Ohio; and (ii) the Williston Basin in North Dakota and Canada. Cawley, Gillespie & Associates, Inc. ("CG&A"), independent petroleum consultants, has estimated our oil and natural gas reserves and the present value of future net revenues therefrom as of December 31, 2013. These estimates were determined based on prices for the twelve-month period ended December 31, 2013, and lease operating expenses as of August 31, 2013. Since January 1, 2013, we have not filed, nor were we required to file, any reports concerning our oil and gas reserves with any federal authority or agency, other than the SEC, and regular survey reports provided to the U.S. Department of Energy. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, and estimates of reserve quantities and values must be viewed as being subject to significant change as more data about the properties become available.

Proved Reserves

At December 31, 2013, we held certain Eagle Ford Shale and Pearsall Shale assets that we retained when we sold most of our Eagle Ford Shale properties in April 2013. We sold substantially all of these remaining Eagle Ford Shale and Pearsall Shale assets in January 2014. See "—Our Significant Recent Developments—Sale of Remaining Eagle Ford Shale and Pearsall Shale Assets" below and "Note 19 - Subsequent Events" in the notes to our consolidated financial statements included in this report. The reserve information presented below includes reserves attributable to these January 2014 divested assets, as well as reserves attributable to our southern Appalachian Basin and Canadian assets held for sale.

The following table sets forth our estimated proved reserves quantities as defined in Rule 4.10(a) of Regulation S-X and Item 1200 of Regulation S-K promulgated by the SEC, as of December 31, 2013.

Category	Proved Reserves (SEC Prices at 12/31/13)			
	Oil	NGL	Gas	PV-10 [1]
	(MBbl)	(MBbl)	(MMcf)	(in millions)
Proved Developed	12,085	6,990	176,585	$ 707.9
Proved Undeveloped	12,250	3,432	70,197	214.2
Total Proved	24,335	10,422	246,782	$ 922.1

(1) Represents the present value, discounted at 10% per annum, or PV-10, of estimated future cash flows before income tax of our estimated proved reserves. The estimated future cash flows were determined based on proved reserve quantities and the periods in which they are expected to be developed and produced based on prevailing economic conditions. With respect to the PV-10 value in the table above, the estimated future production is priced based on the 12-month un-weighted arithmetic average of the first-day-of-the-month price for the period January through December 2013, using $96.78 per Bbl and $3.67 per MMBtu and adjusted by lease for transportation fees and regional price differentials. Management believes that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and natural gas companies. See "Non-GAAP Measures; Reconciliations" below.

All of our reserves are located within the continental U.S. and Canada. Reserve estimates are inherently imprecise and remain subject to revisions based on production history, results of additional exploration and development, prices of oil and natural gas and other factors. Please read "Item 1A. Risk Factors - Our estimated proved reserves are based on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of our reserves". You should also read the notes following the table below and our consolidated financial statements for the year ended December 31, 2013 in conjunction with the following reserve estimates.

The following table sets forth our estimated proved reserves at the end of each of the past three years:

Description	2013	2012	2011
Proved Developed Reserves			
Oil (MBbl)	12,085.4	16,354.6	7,718.9
NGLs (MBbl)	6,989.4	6,262.6	1,459.8
Natural Gas (MMcf)	176,585.2	125,525.6	90,198.2
Proved Undeveloped Reserves (1)			
Oil (MBbl)	12,250.2	20,472.4	9,405.4
NGLs (MBbl)	3,432.4	2,862.7	3,125.8
Natural Gas (MMcf)	70,196.5	37,094.3	49,039.0
Total Proved Reserves (MBoe) (2)(3)	75,887.7	73,055.6	44,916.1
PV-10 Value (in millions) (4)	$ 922.1	$ 981.2	$ 616.9
Standardized Measure (in millions)	$ 844.5	$ 847.7	$ 474.4

(1) We added 123 PUD locations during 2013, with the largest reserve value (nine PUDs with a value of 10.6 MMBoe) associated with the Marcellus Shale PUDs in Tyler County, West Virginia. 109 PUDs were added in 2013 in Divide County, North Dakota and the Tableland Field in Canada in the Bakken/Three Forks Sanish, with a reserve value of 7.4 MMBoe. Additionally, five PUDs were added in 2013 in the Eagle Ford Shale in Atascosa County, Texas, with a value of 1.1 MMBoe.

(2) The estimates of reserves in the table above conform to the guidelines of the SEC. Estimated recoverable proved reserves have been determined without regard to any economic impact that may result from our financial derivative activities. These calculations were prepared using standard geological and engineering methods generally accepted by the petroleum industry. The reserve information shown is estimated. The certainty of any reserve estimate is a function of the quality of available geological, geophysical, engineering and economic data, and the precision of the engineering and geological interpretation and judgment. The estimates of reserves, future cash flows and present value are based on various assumptions, and are inherently imprecise. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(3) We converted natural gas to oil equivalent at a ratio of six Mcf of natural gas to one Bbl of oil.

(4) Represents the present value, discounted at 10% per annum, or PV-10, of estimated future cash flows before income tax of our estimated proved reserves. The estimated future cash flows were determined based on proved reserve quantities and the periods in which they are expected to be developed and produced based on prevailing economic conditions. With respect to the 2013 PV-10 value in the table above, the estimated future production is priced based on the 12-month un-weighted arithmetic average of the first-day-of-the-month price for the period January through December 2013, using $96.78 per Bbl and $3.67 per MMBtu and adjusted by lease for transportation fees and regional price differentials. Management believes that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and natural gas companies. See "Non-GAAP Measures; Reconciliations" below.

As of December 31, 2013, our proved undeveloped reserves, or PUDs, on an SEC case basis totaled 15.7 MMBoe of crude oil and NGL and 70.2 Bcf of natural gas for a total of 27.4 MMBoe. Increases in PUDs that occurred during the year were due primarily to increased drilling activity in our Marcellus Shale, Utica Shale and Bakken/Three Forks Sanish areas. Decreases in crude oil and NGLs were due to sales of proved reserves in place. The following table summarizes the changes in our proved undeveloped reserves for the year ended December 31, 2013:

Proved Undeveloped Reserves (MBoe)	For the Year Ended December 31, 2013
Proved undeveloped reserves—beginning of year	29,517
Revisions of previous estimates (1)	(8,131)
Extensions and discoveries	19,158
Conversions to proved developed reserves	(4,124)
Purchases of reserves in place	0
Sales of reserves in place	(9,038)
Proved undeveloped reserves—end of year	27,382

(1) Downward revisions in estimated proved undeveloped reserve estimates were primarily related to our Williston Basin/Bakken Shale properties and resulted from lower than expected performance, higher operating expenses and downward fluctuating pricing during the year.

Our capital expenditures associated with the conversion of proved undeveloped reserves to proved developed reserves were approximately $32.8 million for the year ended December 31, 2013. We expect to develop all of our proved undeveloped reserves as of December 31, 2013 within five years of their initial booking.

The following table summarizes the changes in our proved reserves for the year ended December 31, 2013:

Proved Reserves (MBoe)	For the Year Ended December 31, 2013
Proved reserves—beginning of year	73,056
Revisions of previous estimates	22,891
Extensions and discoveries	862
Production	(5,034)
Purchases of reserves in place	15
Sales of reserves in place	(15,902)
Proved reserves—end of year	75,888
Proved developed reserves—beginning of year	43,538
Proved developed reserves—end of year	48,506

SEC Rules Regarding Reserves Reporting

In December 2008, the SEC adopted revisions to its rules designed to modernize oil and gas company reserves reporting requirements. The most significant amendments to the requirements included the following:

- Commodity Prices: Economic producibility of reserves and discounted cash flows are now based on a 12-month average commodity price unless contractual arrangements designate the price to be used.

- Disclosure of Unproved Reserves: Probable and possible reserves may be disclosed separately on a voluntary basis.

- Proved Undeveloped Reserve Guidelines: Reserves may be classified as proved undeveloped if there is a high degree of confidence that the quantities will be recovered and they are scheduled to be drilled within the next five years, unless the specific circumstances justify a longer time.

- Reserves Estimation Using New Technologies: Reserves may be estimated through the use of reliable technology in addition to flow tests and production history.

- Reserves Personnel and Estimation Process: Additional disclosure is required regarding the qualifications of the chief technical person who oversees the reserves estimation process. We are also required to provide a general discussion of our internal controls used to assure the objectivity of the reserves estimate.

- Non-Traditional Resources: The definition of oil and gas producing activities has expanded and focuses on the marketable product rather than the method of extraction.

Exhibit C
Proved Undeveloped Reserves (MBoe)

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Magnum Hunter Resources Corporation
Proved Undeveloped Reserves (MBoe)
For the Years Ended December 31, 2013, 2012 and 2011

	For the Year Ended December 31,		
Proved Undeveloped Reserves (MBoe)	**2013**	**2012**	**2011**
Proved undeveloped reserves-beginning of year	29,517	20,704	6,531
Revisions of previous estimates[1]	(8,131)	(10,012)	5,428
Extensions and discoveries	19,158	15,155	4,399
Conversions to proved developed reserves	(4,124)	(4,528)	(109)
Purchases of reserves in place	-	8,198	4,455
Sales of reserves in place	(9,038)	-	-
Proved undeveloped reserves-end of year	27,382	29,517	20,704

[1]

Downward revisions in estimated proved undeveloped reserve estimates during 2013 and 2012 were primarily related to our Williston Basin/Bakken Shale properties and resulted from lower than expected performance, higher operating expenses and downward fluctuating pricing during the year.

Our capital expenditures associated with the conversion of proved undeveloped reserves to proved developed reserves were approximately $32.8 million, $69.6 million and $4.5 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Exhibit D
Part I, Item 1 – Business – Reserves – Reserve Estimation

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Reserve Estimation

CG&A evaluated our oil and gas reserves on a consolidated basis as of December 31, 2013. The technical persons responsible for preparing our proved reserves estimates meet the requirements with regard to qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. CG&A is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists. The evaluation prepared by CG&A was supervised by Todd Brooker, Senior Vice President of CG&A. According to biographical information contained in CG&A's reserve report, Mr. Brooker has been an employee of CG&A since 1992 and his responsibilities with CG&A include reserve and economic evaluations, fair market valuations, field studies, pipeline resource studies and acquisition / divestiture analysis. Also, according to biographical information contained in CG&A's reserves report, Mr. Brooker graduated with honors from the University of Texas at Austin in 1989 with a B.S. in petroleum engineering, is a registered Professional Engineer in the State of Texas and is also a member of the Society of Petroleum Engineers. CG&A does not own an interest in any of our properties and is not employed by us on a contingent basis.

We maintain an internal staff of petroleum engineers and geoscience professionals who work closely with CG&A to ensure the integrity, accuracy and timeliness of the data used to calculate our proved oil and gas reserves. Our internal technical team members meet with CG&A periodically throughout the year to discuss the assumptions and methods used in the proved reserve estimation process. We provide historical information to CG&A for our properties such as ownership interest; oil and gas production; well test data; commodity prices; and operating and development costs. The preparation of our proved reserve estimates is completed in accordance with our internal control procedures, which include the verification of input data used by CG&A, as well as extensive management review and approval. All of our reserve estimates are reviewed and approved by our vice president of reservoir engineering. Our vice president of reservoir engineering holds a B.S. in chemical engineering from Ohio State University with more than 30 years of experience, was a member of the University of Texas External Advisory Committee for Petroleum and Geosystems Engineering and has served in various officer and board of director capacities for the Society of Petroleum Engineers. Reserve estimates for each of our divisions are also reviewed and approved by the president of that division.

The technologies used in the estimation of our proved reserves are commonly employed in the oil and gas industry and include seismic and micro-seismic operations, reservoir simulation modeling, analyzing well performance data and geological and geophysical mapping.

Exhibit E
Professional Qualifications of Primary Technical Person

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CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100
AUSTIN, TEXAS 78729-1107
512-249-7000

306 WEST SEVENTH STREET, SUITE 302
FORT WORTH, TEXAS 76102-4987
817- 336-2461
www.cgaus.com

1000 LOUISIANA STREET, SUITE 625
HOUSTON, TEXAS 77002-5008
713-651-9944

Professional Qualifications of Primary Technical Person

The evaluation summarized by this report was conducted by a proficient team of geologists and reservoir engineers who integrate geological, geophysical, engineering and economic data to produce high quality reserve estimates and economic forecasts. This report was supervised by Todd Brooker, Senior Vice President of Cawley, Gillespie & Associates (CG&A).

Prior to joining CG&A, Mr. Brooker worked in Gulf of Mexico drilling and production engineering at Chevron. Mr. Brooker has been an employee of CG&A since 1992. His responsibilities include reserve and economic evaluations, fair market valuations, field studies, pipeline resource studies and acquisition/divestiture analysis. His reserve reports are routinely used for public company SEC disclosures. His experience includes significant projects in both conventional and unconventional resources in every major U.S. producing basin and abroad, including oil and gas shale plays, coalbed methane fields, waterfloods and complex, faulted structures.

Mr. Brooker graduated with honors from the University of Texas at Austin in 1989 with a Bachelor of Science degree in Petroleum Engineering, and is a registered Professional Engineer in the State of Texas. He is also a member of the Society of Petroleum Engineers.

Based on his educational background, professional training and more than 20 years of experience, Mr. Brooker and CG&A continue to deliver professional, ethical and reliable engineering and geological services to the petroleum industry.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693

Exhibit F
Note 15 – Other Information – Oil and Gas Reserves – Total Proved Reserves

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Oil and Gas Reserve Information

Proved oil and gas reserve quantities are based on estimates prepared by Magnum Hunter's third party reservoir engineering firms Cawley, Gillespie, & Associates, Inc. in 2013, and Cawley, Gillespie, & Associates, Inc. and AJM Deloitte in 2012 and 2011. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data only represent estimates and should not be construed as being exact.

Total Proved Reserves	**Crude Oil ~~and Liquids~~**	**NGLs**	**Natural Gas**
	(MBbl)	(MBbl)	(MMcf)
Balance December 31, 2010	6,824	-	39,452
Revisions of previous estimates	~~6,937~~4,104	2,833	40,494
Purchases of reserves in place	~~6,345~~4,870	1,475	43,757
Extensions, discoveries, and other additions	2,~~687~~317	370	22,399
Sales of reserves in place	(215)	-	(11)
Production	(~~869~~776)	(93)	(6,854)
Balance December 31, 2011	~~21,709~~17,124	4,585	139,237
Revisions of previous estimates	~~12,568~~7,936	4,632	25,644
Purchases of reserves in place	10,613	-	12,082
Extensions, discoveries, and other additions	3,~~415~~305	110	544
Sales of reserves in place	(10)	-	(63)
Production	(2,~~343~~141)	(202)	(14,824)
Balance December 31, 2012	~~45,952~~36,827	9,125	162,620
Revisions of previous estimates~~Extensions, discoveries and other additions~~	~~648~~3,766	2,382~~1,285~~	100,456
~~Revisions~~Purchases of ~~previous estimates~~reserves in place	~~6,148~~ —	-~~100,456~~	88
Extensions, discoveries and other additions~~Purchases of reserves in place~~	—577	~~88~~71	1,285
Sales of reserves in place	(~~15,204~~14,506)	(698)	(4,185)
Production	(2,~~787~~329)	(458)	(13,482)
Balance December 31, 2013	~~34,757~~24,335	10,422	246,782
Developed reserves, included above:		-	
December 31, 2011	~~9,179~~7,719	1,460	90,198
December 31, 2012	~~22,617~~16,355	6,262	125,526
December 31, 2013	~~19,075~~12,085	6,990	176,585
Proved undeveloped reserves, included above:		-	
December 31, 2011	~~12,531~~9,405	3,126	49,039
December 31, 2012	~~23,335~~20,472	2,863	37,094
December 31, 2013	~~15,682~~12,250	3,432	70,197

The 2011 purchases of reserves in place includes approximately 4,909 MBoe of proved reserves acquired in the May 3, 2011 acquisition of all of the outstanding common shares of NuLoch Resources, Inc. and approximately 8,714 MBoe of proved reserves acquired in the April 13, 2011 acquisition of all of the outstanding common shares of NGAS Resources, Inc. The 2012 purchases of reserves in place includes approximately 2,217 MBoe of proved reserves acquired in the Eagle Operating Assets Acquisition,

approximately 8,595 MBoe of proved reserves acquired in the Baytex Energy USA Assets Acquisition, approximately 1,428.9 MBoe acquired in the Virco acquisition and various smaller acquisitions (See "Note 5 – Acquisitions"). The 2013 sales of reserves in place includes approximately 11,459 MBoe of proved reserves included in the sale of Eagle Ford Hunter and approximately 4,308 MBoe of proved reserves in the sale of Certain North Dakota Oil and Natural Gas Properties (See "Note 2 – Divestitures and Discontinued Operations").